SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VioQuest Pharmaceuticals, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

17003P105
(CUSIP Number)

Lester Lipschutz
Cozen O’Connor
1900 Market Street, Philadelphia, PA 19103
(215) 665-3718
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box     ☐.

1	NAMES OF REPORTING PERSONS Hillel A. Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 1,751,825
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,751,825
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,751,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.08%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS The Linsday A. Rosenwald Rhode Island Irrevocable Indenture of Trust.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 501,886
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 501,886
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.19%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS The Linsday A. Rosenwald Nevada Irrevocable Indenture of Trust.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 289,049
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 289,049
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.29%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS The Linsday A. Rosenwald 2000 Family Trusts.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 534,650
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 534,650
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.79%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS The Linsday A. Rosenwald Alaska Irrevocable Indenture of Trust.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 289,049
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 289,049
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.29%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

This Schedule 13D is filed in connection with the beneficial ownership of the common stock, $.001 par value (the "Common Stock"), of VioQuest Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 180 Mount Airy Road, Suite 102, Basking Ridge, NJ 07920.

Item 2.  Identity and Background.

(a) Hillel A. Gross; The Linsday A. Rosenwald Rhode Island Irrevocable Indenture of Trust; The Linsday A. Rosenwald Nevada Irrevocable Indenture of Trust; The Linsday A. Rosenwald 2000 Family Trusts; and The Linsday A. Rosenwald Alaska Irrevocable Indenture of Trust.

(b) Business address of all reporting persons: c/o Lester Lipschutz, Cozen O’Connor, 1900 Market Street, Philadelphia, PA 19102.

(c) Vice President of Investor Relations at AmTrust Financial.

(d) None of the reporting persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e) None of the reporting persons has been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Citizenship: U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

As of July 7, 2011 Mr. Gross was appointed as investment and benefit trustee of (i) the Linsday A. Rosenwald Nevada Irrevocable Indenture of Trust and (ii) Linsday A. Rosenwald Alaska Irrevocable Indenture of Trust, as trustee of the Linsday A. Rosenwald 2000 Family Trusts and as investment and distributive adviser for (i) the Linsday A. Rosenwald 2000 Irrevocable Trust and (ii) the Linsday A. Rosenwald Rhode Island Irrevocable Indenture of Trust (collectively, the “Trusts”). In his capacity as trustee or adviser of the Trusts, Mr. Gross may now be deemed the beneficial owner of 1,751,82 shares of Common Stock held by the Trusts. Each of the Trusts that is a reporting person acquired its securities as a gift.

Item 4.                      Purpose of Transaction.

The purpose of the transactions described above was to replace the current investment and benefit trustee, trustee, investment and distributive adviser, as applicable, and appoint Mr. Gross as the investment and benefit trustee, trustee, investment and distributive adviser, as applicable, of the Trusts.

As of the date hereof, none of the reporting persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a)
The aggregate number and percentage of Common Shares of the Issuer beneficially owned by Mr. Gross are (i) 534,650 shares owned by the Linsday A. Rosenwald 2000 Family Trusts, or approximately 9.79%, for which Mr. Gross is the trustee (ii) 137,191 shares owned by the Linsday A. Rosenwald 2000 Irrevocable Trust, approximately 2.51%, for which Mr. Gross is the investment and distributive adviser, (iii) 501,886 shares owned by Linsday A. Rosenwald Rhode Island Irrevocable Indenture of Trust,  or approximately 9.19%, for which Mr. Gross is the investment and distributive adviser, (iv) 289,049 shares owned by Linsday A. Rosenwald Nevada Irrevocable Indenture of Trust, or approximately 5.29%, for which Mr. Gross is the investment and benefit trustee, and (v) 289,049 shares owned by Linsday A. Rosenwald Alaska Irrevocable Indenture of Trust, or approximately 5.29% for which Mr. Gross is the investment and benefit trustee.

(b)
As investment and benefit trustee, trustee or investment and distributive adviser of the Trusts, Mr. Gross has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all of such Common Shares.

(c)	N/A

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company's Common Stock beneficially owned by

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships between Mr. Gross and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit A – Agreement to Jointly File Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Hillel A. Gross HILLEL A. GROSS
THE LINSDAY A. ROSENWALD RHODE ISLAND IRREVOCABLE INDENTURE OF TRUST
By:	/s/ Hillel A. Gross
Hillel A. Gross, Investment and Distributive Adviser

THE LINSDAY A. ROSENWALD NEVADA IRREVOCABLE INDENTURE OF TRUST
By:	/s/ Hillel A. Gross
Hillel A. Gross, Investment and Benefit Trustee

THE LINSDAY A. ROSENWALD 2000 FAMILY TRUSTS
By:	/s/ Hillel A. Gross
Hillel A. Gross, Trustee
THE LINSDAY A. ROSENWALD ALASKA IRREVOCABLE INDENTURE OF TRUST

By:	/s/ Hillel A. Gross
Hillel A. Gross, Investment and Benefit Trustee

Date:  July 8, 2011

EXHIBIT A
AGREEMENT TO JOINTLY FILE SCHEDULE 13D

AGREEMENT dated as of July 8, 2011 by and among Hillel A. Gross, The Linsday A. Rosenwald Rhode Island Irrevocable Indenture of Trust, The Linsday A. Rosenwald Nevada Irrevocable Indenture of Trust, The Linsday A. Rosenwald 2000 Family Trusts and The Linsday A. Rosenwald Alaska Irrevocable Indenture of Trust (collectively, the “Reporting Persons”).

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing:

NOW, THEREFORE, the Reporting Persons hereby agree as follows:

1.	The Schedule 13D with respect to VioQuest Pharmaceuticals, Inc., to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

2.	Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

               IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

/s/ Hillel A. Gross HILLEL A. GROSS
THE LINSDAY A. ROSENWALD RHODE ISLAND IRREVOCABLE INDENTURE OF TRUST
By:	/s/ Hillel A. Gross
Hillel A. Gross, Investment and Distributive Adviser

THE LINSDAY A. ROSENWALD NEVADA IRREVOCABLE INDENTURE OF TRUST
By:	/s/ Hillel A. Gross
Hillel A. Gross, Investment and Benefit Trustee

THE LINSDAY A. ROSENWALD 2000 FAMILY TRUSTS
By:	/s/ Hillel A. Gross
Hillel A. Gross, Trustee

THE LINSDAY A. ROSENWALD ALASKA IRREVOCABLE INDENTURE OF TRUST

By:	/s/ Hillel A. Gross
Hillel A. Gross, Investment and Benefit Trustee